EATON & VAN WINKLE LLP
                          Three Park Avenue, 16th floor
                               New York, NY 10016

                                December 16, 2008

Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

            Re. Air Industries Group, Inc. Item 4.01 Form 8-K filed December 12, 2008 File No. 000-29245

Dear Ms. Singleton:

      On behalf of Air Industries Group, Inc., a Delaware corporation (the "Company"), I am submitting this letter in response to the Staff's letter of comment dated December 15, 2008 on the Company's Current Report on Form 8-K filed on December 12, 2008.

      Our response below has been numbered to correspond to the Staff's comment. A letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your Item 4.01 Form 8-K disclosures in their entirety to specifically disclose whether your former accountant, McGladrey & Pullen, LLP resigned, declined to stand for re-election or was dismissed. The current disclosure in paragraphs (a)(1) and (a)(3) of Item 4.01, that the former accountant was "terminated" is not appropriate. Further, in paragraph (a)(4)(b) of Item 4.01, where you make reference to the former accountants' termination, please also revise the language to instead indicate whether there was a resignation, a declined to stand for re-election, or a dismissal. An updated
Exhibit 16.1 letter from McGladrey & Pullen, LLP should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The amendment should be filed immediately.

Response: The Company has filed an amendment to the Form 8-K in response to this comment.

      Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at 212 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

                                                           Very truly yours,


                                                           /s/ Vincent J. McGill

cc:   Scott Glassman
      Kristin Schifflett
      Margery Reich